

Mail Stop 3561

May 17, 2018

Mr. Jeffrey N. Boyer
Executive Vice President, Chief Financial Officer and Treasurer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, TX 75080

> **Re: Fossil Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Response Dated May 11, 2018**
> **File No. 0-19848**

Dear Mr. Boyer:

We have reviewed your May 11, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We have reviewed your response to comment 1. In your response, you state that the information material to an investor regarding your Michael Kors and Armani licenses is that a specific minimum sales threshold exists and there is potential for early termination. Given the significance of this information, please disclose this within an appropriate place of your MD&A. In doing so, please disclose that your Michael Kors and Armani licenses may be terminated at the end of 2019 if you fail to meet specific minimum sales thresholds for 2018.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products